

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

<u>Via-Email</u>
Joseph C. Shea, III
Chief Executive Officer, President
Port of Call Online Inc.
40 Warren Street, Floor 3
Charlestown, MA 02129

> **Re: Port of Call Online Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2013**
> **File No. 333-188575**

Dear Mr. Shea:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. Please identify your company as a shell company on the cover page of the prospectus. Please revise your disclosure to identify your selling shareholders as underwriters. We believe that because (i) your company is a shell company, (ii) your lack of business operations and (ii) the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be

underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

2. Please revise reference to Rule 144 throughout the prospectus to clarify that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

Summary, page 3

4. Disclose whether the company, its executive team and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

5. Revise to briefly discuss the general service you intend to provide for customers. For example, consider identifying the particular boating market you intend to target and what type of information you plan to offer to assist boaters with organizing trips.

6. Disclose why the company is becoming a reporting company at this time in light of the following:

   - the company has no business operations;
   - the company has not completed its initial phase – the design and construction of a functional website necessary to begin business operations;
   - the company has no revenues, no other sources of income, and entirely dependent on the website model;
   - the company's current cash amount will not likely be sufficient to pay for the initial phases necessary to conduct business operations and the costs of being a reporting company;
   - the company's success depends on Mr. Joseph Shea, III, but he lacks:

- o experience in managing a public company that is a reporting company with the U.S. Securities and Exchange Commission (as disclosed on page 8 and 29);
- o meaningful accounting or financial reporting education or experience (as disclosed on page 8 and 29);
- o plans to devote only part-time to the company; and
- o has no professional relationships in the company's target markets
- the company's common stock has no market and may or may not become quoted on the over-the-counter market which will limit the selling shareholder's ability to sell their shares and will also limit the company's ability to raise funds through equity financings or to use its shares as consideration;
- the company's common stock will likely be a penny stock.

Risk Factors, 5

Immediately following the effective date, we will not be a fully reporting company…, page 7

7. Consider reorganizing this risk factor with the subsequent factor to summarize the company's potential reporting obligations under the Securities Exchange Act of 1934. Please revise the headings and disclosure to make clear your reporting obligations under Section 15(d) of the Exchange Act upon effectiveness of a registration statement under the Securities Act of 1933. Consider removing the phrase "fully reporting company" and explain your potential reporting obligations under Section 15(d) as compared to those arising upon registration under Section 12 of the Exchange Act. Please note that a company may only suspend its Section 15(d) reporting obligations under certain conditions. Please refer to Section 12 and Section 15(d)(1) of the Exchange Act. For further guidance, please refer to Staff legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal/cfslb18.htm.

Because our executive officer does not have experience in accounting and finance…, page 8

8. Expand this risk factor and its heading to state, if true, that Mr. Shea has no experience running a public company subject to U.S. securities law and preparing financial statements according to U.S. GAAP.

Our executive officer has only agreed to provide his services on a part-time basis…, page 8

9. We note the company is currently in the development stage. However, please discuss the amount of time Mr. Shea expects to devote to the company upon receiving additional funding or the implementation of the company's business phases. Alternatively, revise to make clear that Mr. Shea only expects to devote approximately 15 hours per week for the foreseeable future.

Risks Related To This Offering, page 10

<u>If a market for our common stock does not develop, shareholders may be unable to sell their shares, page 10</u>

10. Please remove any reference to "listing" on the over-the-counter bulletin board here and elsewhere in the prospectus. The OTCBB is not an issuer listing service, market or exchange, and there is no business relationship between the OTCBB and the issuer. Disclose that it is a market maker who may apply to quote your shares. Explain how the company's stock would become eligible and remain eligible by a market maker.

<u>As an "emerging growth company" under the Jumpstart Our Business Startups Act (JOBS)…, page 12</u>

11. Please revise your description of how and when a company may lose emerging growth company status. We note the instances regarding total annual gross revenues of $1 billion and the issuance of more than $1 billion in nonconvertible debt during the previous three year period. Revise to add, (i) the last day of the company's fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, and (ii) the date on which the company is deemed to be a large accelerated filer, as defined in Exchange Act Rule 12b-2, a company with a public float of at least $700 million and has been reporting for at least one year.

<u>Description of Business, page 18</u>

<u>In General, page 18</u>

12. Please revise the first paragraph to make clear that that the list of attractions and services near the end of this section is part of the intended business plan for the website.

<u>Determination of Offering Price, page 23</u>

13. Please remove the last sentence of this section. As noted above in comment 1, the offering price of the shares being sold must be fixed for the duration of the offering.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

<u>Plan of Operation, page 25</u>

14. We note the creation of a functional and effective website to be critical to the business plan. Therefore, please expand this section to discuss who will design and create the website.

Directors, Executive Officers, Promoters and Control Persons, page 28

General

15. Disclose the nature of any family relationship between the company's directors pursuant to Item 401(d) of Regulation S-K. According to the family relationship chart on page 17, Joseph C. Shea, III and Gertrude M. Shea are family members.

16. Please disclose the independent status of the company's directors pursuant to Item 407(a) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 35

Shares Eligible for Future Sale, page 36

17. Please revise this section with respect to Rule 144 of the Securities Act of 1933. See comment 2 above.

Where You Can Find More Information, page 37

18. Upon effectiveness of this registration statement, the company will be required to file periodic and current reports pursuant to Section 15(d) of the Securities Exchange Act of 1934. Therefore, remove all contradictory statements and please revise the characterization of your anticipated reporting obligations.

Financial Statements

Age of Financial Statements

19. Please update the financial statements and other financial information to include the interim period ended March 31, 2013, as required by Rule 8-08 of Regulation S-X.

Balance Sheets, page 40

20. Revise "accumulated deficit" in the stockholders' equity section of your balance sheet with a descriptive caption such as deficit accumulated during the development stage in accordance with ASC 915-210-45-1.

Signatures, page 51

21. Please revise to include a signature or an appropriate designation for the company's controller or principal accounting officer. See Form S-1, Instruction 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Celeste M. Murphy, Legal Branch Chief, at (202)-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-Mail
        Karen A. Batcher, Esq.
        Synergen Law Group, APC